Exhibit 99.3

Bitfarms™

Management's Discussion & Analysis

For the year ended December 31, 2021

2021

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Contents

Introduction	2
Company Overview	2
Consolidated Results of Operations	3
Selected Annual information	9
Selected Quarterly Information	10
Reconciliation of Non-IFRS measures	10
Geographical Information	12
Revenues	12
Property, plant and equipment	12
Liquidity and Capital Resources	12
Cash Flows	12
Working Capital	13
Capital Resources	13
Off-Balance Sheet Arrangements	16
Share Capital	17
Financial Instruments & Risks	17
Other Risks	20
Related Party Transactions	34
Recent and Subsequent Events	34
Significant Accounting Estimates	35
Caution Regarding Forward-Looking Statements	35
Caution Regarding Non-IFRS Financial Performance Measures	36
Internal Controls	37
Additional Information	38
Glossary of Terms	38

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Introduction

The following Management’s Discussion and Analysis (the “MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”), dated March 28, 2022, should be read in conjunction with the Company’s audited annual consolidated financial statements and its accompanying notes for the year ended December 31, 2021. In addition, the MD&A should be read in conjunction with the Company’s Annual Information Form dated March 28, 2022, which, along with the financial statements, is available on SEDAR at www.sedar.com.

The Company’s 2021 audited annual consolidated financial statements and the accompanying notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s 2021 audited annual consolidated financial statements and this MD&A are reported in thousands of US dollars and US dollars, respectively, except where otherwise noted.

The Company utilizes a number of non-IFRS measures in assessing operating performance. Non-IFRS financial performance measures exclude the impact of certain items and are used internally when analyzing operating performance. Please refer to the “Caution Regarding Non-IFRS Financial Performance Measures” section of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in the Glossary of Terms section of this MD&A.

Company Overview

The Company’s operations are predominantly in Canada and the United States, with new operations having commenced in Paraguay in 2022 and construction of a new facility having commenced in Argentina. Bitfarms owns and operates server farms, comprised of computers (referred to as a “Miners”) designed for the purpose of validating transactions, primarily on the Bitcoin Blockchain. The Miners operate 24 hours a day and revenue is earned from Block Rewards and transaction fees issued in the form of cryptocurrencies by the Bitcoin network. The Company contributes its Hashrate, which is used to validate transactions (referred to as “Mining)” to a Mining Pool in exchange for cryptocurrency tokens. Bitfarms accumulates its cryptocurrencies mined or exchanges them for U.S. dollars, as needed, through reputable and established cryptocurrency trading platforms. 9159-9290 Quebec Inc. (Volta) assists Bitfarms in building and maintaining its server farms and provides electrician services to both commercial and residential customers in Quebec.

Bitfarms operates six server farm facilities in Quebec, Canada, with electrical infrastructure capacity of 94 MW for Mining Bitcoin. The Company has contracts securing an aggregate of 160 MW of hydro-electric green energy in Quebec.

On November 9, 2021, the Company acquired a Mining facility powered by hydro-electricity with a maximum capacity of up to 24 MW in Washington state as described in note 4 of the 2021 audited annual consolidated financial statements. The Company is currently operating 17 MW of electrical infrastructure and is in the process of upgrading the facility as described in the Washington Expansion section of this MD&A.

In January 2022, the Company began operating a server farm facility in Paraguay, with electrical infrastructure of 10 MW powered by hydro-electric green energy. During 2021, the Company also secured 210 MW of natural gas-powered energy in Argentina and commenced the design, construction and procurement of infrastructure equipment for a mining facility at the energy source. In addition, Bitfarms owns proprietary software that is used to control, manage, report and secure Mining operations. The software scans and reports the location, computing power and temperature of all Miners to allow the Company to monitor performance and ensure Miners are operating at maximum capacity and up-time.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Consolidated Results of Operations

(U.S.$ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2021	Dec. 31 2020	$ Change	% Change	Dec. 31 2021	Dec. 31 2020	$ Change	% Change
Revenues	59,598	11,324	48,274	426%	169,491	34,703	134,788	388%
Cost of sales	20,613	8,580	12,033	140%	58,371	31,830	26,541	83%
Gross profit	38,985	2,744	36,241	nm	111,120	2,873	108,247	nm
Gross margin	65%	24%	—	—	66%	8%	—	—
General and administrative expenses	18,928	2,265	16,663	736%	43,238	8,250	34,988	424%
Loss (gain) on disposition of digital assets	137	(65)	202	311%	289	(88)	377	428%
Loss on revaluation of digital assets	3,869	—	3,869	100%	4,861	—	4,861	100%
Loss (gain) on disposition of property, plant and equipment	(753)	178	(931)	(523%)	(848)	1,442	(2,290)	(159%)
Impairment on property, plant and equipment	1,800	—	1,800	100%	1,800	—	1,800	100%
Impairment reversal on property, plant and equipment	—	—	—	—	(1,860)	—	(1,860)	(100%)
Operating income (loss)	15,004	366	14,638	nm	63,640	(6,731)	70,371	nm
Operating margin	25%	3%	—	—	38%	(19%)	—	—
Net financial expenses (income)	(2,933)	5,456	(8,389)	(154%)	21,003	9,386	11,617	124%
Net income (loss) before income taxes	17,937	(5,090)	23,027	452%	42,637	(16,117)	58,754	365%
Income tax expense	8,260	284	7,976	nm	20,507	172	20,335	nm
Net income (loss)	9,677	(5,374)	15,051	280%	22,130	(16,289)	38,419	236%
Basic earnings (loss) per share	0.05	(0.06)	—	—	0.14	(0.19)	—	—
Diluted earnings (loss) per share	0.05	(0.06)	—	—	0.13	(0.19)	—	—
Gross mining profit (1)	49,055	5,461	43,594	798%	134,884	13,782	121,102	879%
Gross mining margin (1)	84%	53%	—	—	82%	43%	—	—
EBITDA (1)	29,061	(500)	29,561	nm	70,533	1,473	69,060	nm
EBITDA margin (1)	49%	(4%)	—	—	42%	4%	—	—
Adjusted EBITDA (1)	44,013	3,556	40,457	nm	119,400	8,019	111,381	nm
Adjusted EBITDA margin (1)	74%	31%	—	—	70%	23%	—	—

nm: not meaningful

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Fourth Quarter 2021 Financial Results and Operational Highlights:

●	Revenues of $59.6 million; gross profit of $39.0 million (65% gross margin), operating income of $15.0 million (25% operating margin), and net income of $9.7 million;

●	Gross mining profit[1] of $49.1 million (84% gross mining margin);

●	Adjusted EBITDA of $44.0 million (74% Adjusted EBITDA margin)

●	EBITDA of $29.1 million (49% EBITDA margin);

●	Mined 1,045 Bitcoin with an average cost of $8,000 per Bitcoin[2] and held 3,301 Bitcoin valued at approximately $152.9 million as of December 31, 2021;

●	Entered into a revolving credit facility collateralized by Bitcoin for up to $100 million, of which $60 million was drawn as of December 31, 2021 with 1,875 of the Company’s 3,301 Bitcoin pledged as collateral;

●	Completed construction of a new 10 MW facility in Paraguay and acquired a facility in Washington state, currently operating at 17 MW with the opportunity to increase to 24 MW;

●	Raised $110.4 million of net proceeds through the Company’s at-the-market equity program, used mainly to meet payment commitments on orders of 49,200 miners, with expected deliveries in 2022.

Full Year 2021 Financial Results and Operational Highlights:

●	Revenues of $169.5 million; gross profit of $111.1 million (66% gross margin), operating income of $63.6 million (38% operating margin), and net income of $22.1 million;

●	Gross mining profit[1] of $134.9 million (82% gross mining margin);

●	Adjusted EBITDA of $119.4 million (70% Adjusted EBITDA margin);

●	EBITDA of $70.5 million (42% EBITDA margin);

●	Mined 3,453 Bitcoin with an average cost of $8,100 per Bitcoin and deposited 3,301 Bitcoin, or 96% of 2021 Bitcoin production into custody;

●	Increased hashrate from 0.97 EH/s to 2.24 EH/s through the acquisition and installation of approximately 10,500 MicroBT Whatsminers and 7,000 Bitmain Antminer S19j Pros.

●	Constructed a new 17 MW facility in Cowansville, Québec, replacing the previous 4 MW facility, a new 10 MW facility in Paraguay and acquired a facility in Washington state currently operating at 17 MW for a net increase of 40 MW of operating capacity;

●	Signed a power contract for up to 210 MW with a private energy supplier in Argentina and commenced construction of two 50 MW warehouses as described in the Argentina Expansion section of this MD&A;

●	Reached an agreement in September 2021, with the City of Sherbrooke, Québec to fully develop the Company’s 96 MW of power contracts within the municipality as described in the Sherbrooke Expansion section of this MD&A;

●	Commenced trading on Nasdaq under the symbol “BITF” on June 21, 2021 and raised $145.6 million of net proceeds through the Company’s at-the-market equity program and CAD $155.0 million from four private placements, used primarily to meet payment commitments on miners delivered in 2021, orders of 49,200 miners with expected deliveries in 2022, to acquire the facility in Washington state, as well as other infrastructure initiatives in Quebec.

[1]	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, are non-IFRS performance measures; refer to the Non-IFRS Financial Performance Measures section of this MD&A.

[2]	Represents the direct cost of Bitcoin based on the total electricity costs and, where applicable, hosting costs related to the Mining of Bitcoin, excluding electricity consumed by hosting clients, divided by the total number of Bitcoin mined.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Revenues

Revenues were $59.6 million for the three month period ended December 31, 2021 (“Q4 2021”) compared to $11.3 million for the same three month period in 2020 (“Q4 2020”).

(U.S. $ in thousands except where indicated)	Note	Bitcoin	(USD)	% Change
Revenues, including Volta during the three-month period ended December 31, 2020		577	11,324	—
Impact of increase in average Bitfarms’ Bitcoin hashrate in excess of the increase in difficulty during Q4 2021 compared to Q4 2020	1	468	7,989	71%
Impact of difference in average Bitcoin price in Q4 2021 compared to Q4 2020	2		40,569	358%
Other mining variance and change in Volta and hosting revenues			(284)	(3)%
Revenues for three months ended December 31, 2021		1,045	59,598	426%

Notes
1	Calculated as the difference in Bitcoin mined in Q4 2021 compared to Q4 2020 multiplied by Q4 2020 average Bitcoin price

2	Calculated as the difference in average Bitcoin price in Q4 2021 compared to Q4 2020 multiplied by Bitcoin mined in Q4 2021

The most significant factors impacting the increase in Bitfarms’ revenues in Q4 2021, compared to Q4 2020, are presented in the table above. Revenues increased mostly due to the increase in average Bitcoin price and the increase in Bitfarms’ hashrate in excess of the increase in network difficulty.

Revenues were $169.5 million for the twelve-month period ended December 31, 2021 (“FY 2021”) compared to $34.7 million for the same twelve month period in 2020 (“FY 2020”).

(U.S. $ in thousands except where indicated)	Note	Bitcoin	(USD)	% Change
Revenues, including Volta during the twelve-month period ended 2020		3,014	34,703	—
Impact of increase in average Bitfarms’ Bitcoin hashrate in excess of the increase in network difficulty during FY 2021 adjusted for Bitcoin Halving Event on May 11, 2020	1	1,286	13,288	38%
Impact of Bitcoin Halving Event on Bitfarms’ quantity of coins mined during FY 2021	2	(847)	(40,330)	(116)%
Impact of difference in average Bitcoin price in FY 2021 compared to FY 2020	3		160,313	462%
Other mining variance and change in Volta and hosting revenues			1,517	4%
Revenues for twelve months ended December 31, 2021		3,453	169,491	388%

Notes
1	Calculated as the difference in theoretical Bitcoin mined in FY 2021 assuming the Bitcoin Halving Event did not occur, compared to FY 2020 multiplied by FY 2020 average Bitcoin price

2	Calculated as the theoretical Bitcoin mined based on Bitfarms’ actual hashrate from January 1, 2021 to May 11, 2021 assuming the Bitcoin Halving Event did not occur, compared to actual coins mined during the same period in the prior year multiplied by the FY 2021 average Bitcoin price

3	Calculated as the difference in average Bitcoin price in FY 2021 compared to FY 2020 multiplied by Bitcoins mined in FY 2021 less the reduction in Bitcoin mined as a result of the Bitcoin Halving event

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

The most significant factors impacting the increase in Bitfarms’ revenues in FY 2021, compared to FY 2020, are presented in the table above. Revenues increased mostly due to the increase in average Bitcoin price and in Bitfarms’ hashrate in excess of network difficulty, partially negated by the Bitcoin Halving Event.

Cost of Sales

Bitfarms’ cost of sales for Q4 2021 was $20.6 million compared to $8.6 million in Q4 2020. Cost of sales includes energy and infrastructure expenses, depreciation and amortization, electrician salaries and payroll taxes and purchases of electrical components. The increase in cost of sales was mainly due to the increase in energy and infrastructure expenses and depreciation and amortization. Energy and infrastructure expenses increased by $4.3 million, or 86%, partially due to the Company adding new Miners, which increased electricity utilization to an average of 88 MW during the quarter, compared to 55 MW for the same period in 2020, resulting in an increase in electricity costs of $2.4 million. The remaining difference resulted mainly from the Company entering into certain hosting agreements under which a third party operated the Company’s equipment, adding $1.1 million to energy and infrastructure costs in Q4 2021 compared to Q4 2020. On November 9, 2021, the Company acquired the facility and terminated its only remaining hosting arrangement as described below in the Washington Expansion. The Company also invested additional resources to repair existing Mining hardware and upgrade existing facilities, which added $0.6 million to energy and infrastructure expenses in Q4 2021 compared to the same quarter in the prior year. Depreciation and amortization expense increased by $7.3 million as the Company added new Miners and electrical infrastructure. Volta’s cost of sales increased by $0.4 million as a result of an increase in sales.

Bitfarms’ cost of sales for the twelve months ended December 31, 2021, was $58.4 million compared to $31.8 million for the same period in 2020. The increase in cost of sales was mainly due to the increase in energy and infrastructure expenses and depreciation and amortization expense. Energy and infrastructure increased by $11.9 million, or 65%, partially due to the Company adding new Miners, which increased electrical utilization to an average of 66 MW during the period, compared to 51 MW for the same period in 2020 resulting in an increase in electricity costs of $6.3 million. The remaining difference in FY 2021 compared to FY 2020 resulted from the Company entering into certain hosting agreements where a third party operated the Company’s equipment, which added $4.1 million to cost of sales. As described above, the Company terminated the hosting agreement on November 9, 2021. The Company also invested additional resources to repair existing Mining hardware and upgrade existing facilities, which added $1.4 million to energy and infrastructure expenses. Depreciation and amortization expense increased by $12.9 million as the Company added new Miners and electrical infrastructure. Volta’s cost of sales increased by $1.8 million as a result of an increase in sales.

General & Administrative Expenses

Bitfarms’ general and administrative expenses were $18.9 million in Q4 2021, compared to $2.3 million in Q4 2020. The increase of $16.6 million, or 722%, in general and administrative expense was mainly due to a non-cash $9.6 million increase in share based payment expense in connection with the Company’s grant of stock options for 10,775,000 common shares and 200,000 restricted share units during 2021. Other factors contributing to the increase in general and administrative expenses in Q4 2021 compared to Q4 2020 were a $1.6 million increase in professional and other fees, mainly in connection with the Company’s acquisition of a Mining facility in Washington state, engineering feasibility studies performed for the Argentina Expansion, legal fees in connection with the Company’s ongoing compliance as a result of its Nasdaq listing and at-the-market-offering, and increased public and investor relations activities. The company also incurred a $3.2 million increase in salaries expense as a result of implementing incentive plans, hiring additional employees to support its international expansion and no longer qualifying for the Canada Emergency Wage Subsidy (CEWS). The Company’s insurance expense also increased by $0.7 million as a result of an appreciation in the insurable value of the Company’s assets, increased industry-specific insurance premiums, as well as greater corporate liability in connection with the Company’s Nasdaq listing. In Q4 2021 company also shipped Mining hardware that was used in Quebec to other jurisdictions resulting in incurring non-refundable taxes and duties in the amount of $1.0 million included in general and administrative expenses that did not exist in Q4 2020.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

For the twelve months ended December 31, 2021, Bitfarms’ general and administrative and other expenses were $43.2 million, compared to $8.3 million for the same period in 2020. The increase of $34.9 million, or 420%, in general and administrative expense was mainly due to a $20.4 million increase in non-cash share based payment expense in connection with the Company’s grant of stock options to purchase 10,775,000 common shares and 200,000 restricted share units during 2021. Other factors contributing to the increase in general and administrative expenses in FY 2021 compared to FY 2020 were a $5.0 million increase in professional and other fees, mainly in connection with the Company’s Nasdaq listing, engineering and feasibility studies performed for the Argentina expansion and increased public and investor relations efforts. The Company also incurred a $5.0 million increase in salaries expense as a result of implementing incentive plans and hiring additional employees to support the Company’s international expansion, as well as no longer qualifying for the CEWS. The Company’s insurance expense has also increased by $1.7 million as a result of an appreciation in the insurable value of the Company’s assets, increased industry-specific insurance premiums, as well as greater corporate liability in connection with the Company’s Nasdaq listing on June 21, 2021. In FY 2021 company also shipped Mining hardware that was used in Quebec to other jurisdictions resulting in incurring non-refundable taxes and duties in the amount of $1.5 million included in general and administrative expenses that did not exist in FY 2020.

Net financial income and expenses

Bitfarms’ net financial income for Q4 2021 was $2.9 million compared to net financial expenses of $5.5 million in Q4 2020. The $8.4 million change was primarily related to a $3.9 million loss on revaluation of warrants related to the Dominion loan in Q4 2020, which were exercised in Q1 2021 and not applicable in Q4 2021, partially offset by a gain on embedded derivative of $0.3 million in Q4 2020 that no longer existed in Q4 2021. The repayment of the Dominion loan contributed to a decrease of $0.8 million in interest on long-term debt. The increase in net financial income included a $3.9 million gain on disposition of marketable securities, mainly related to the funding of the Argentina Expansion, that did not exist in Q4 2020. The Company has funded its expansion in Argentina through the acquisition of marketable securities and in-kind contribution of these securities to a company in Argentina that it controls. The subsequent disposition of these marketable securities in exchange for Argentine Pesos gives rise to a gain as the amount received in Pesos exceeds the amount of Pesos the Company would have received from a direct foreign currency exchange.

Bitfarms’ net financial expenses for the twelve months ended December 31, 2021, were $21.0 million compared to $9.4 million for the twelve months ended December 31, 2020. The $11.6 million increase in net financial expenses was mainly due to a non-cash $19.5 million loss recorded on revaluation of warrants in Q1 2021 compared to $3.9 million in FY 2020. The warrants were issued in connection with the private placement that closed on January 7, 2021, and had a strike price denominated in Canadian dollars, whereas the Company’s functional currency is the U.S. dollar. Fluctuations in the Canadian to U.S. dollar exchange rate could result in the Company receiving a variable amount of cash in its functional currency in exchange for the exercise of the warrants. The possibility of variation in the settlement price in the Company’s functional currency, required under IFRS, that the warrants be classified as a liability that is measured at fair value through profit or loss. The appreciation in the Company’s share price in Q1 2021 resulted in a higher value being attributed to the warrant liability and the common shares issued in settlement of the liability, resulting in the non-cash loss described above. These expenses are considered non-recurring as all warrants that were classified at fair value through profit or loss have been exercised as of Q1 2021. In addition, there was a $2.6 million loss on revaluation of an embedded derivative recorded in Q1 2021 due to the early retirement of the Dominion Capital loan, compared to a $1.0 million gain on revaluation of the same embedded derivative in FY 2020, resulting in a net increase in financial expenses of $3.6 million. The embedded derivative was derecognized in Q1 2021 when the Company retired the loan with Dominion Capital. Interest on long-term debt for FY 2021 decreased by $3.4 million compared to FY 2020 as a result of the repayment of the Dominion loan, but was offset by a $0.7 million increase in interest on lease liabilities, mainly related to equipment financed through lease agreements, a $0.7 million increase in warrant issuance costs in connection with the private placement described above, a $0.4 million increase in loss on currency exchange and $0.1 million increase in other financial expenses. Net financial expenses were further reduced by a $6.1 million gain on disposition of marketable securities related to the funding of the Argentina Expansion, as described above.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Impairment on property, plant and equipment

In connection with the reverse acquisition of Bitfarms Ltd. (Israel), the Company engaged an independent appraiser to support management’s determination of fair value as at the acquisition date, April 12, 2018 of Suni, an iron ore deposit located in Canada, held by the acquiree. The appraiser’s valuation report was based on the comparison method and the analysis of similar assets. Following certain adjustments resulting from changes in the price of iron ore, among other variables, Suni’s value at April 12, 2018 was estimated at $9.0 million. The independent appraiser was also engaged to support management’s determination of Suni’s fair value as at December 31, 2021 and 2020. Using the same valuation techniques, the appraiser determined that the value of Suni was $7.7 million on December 31, 2021, or $7.2 million reflecting estimated costs to sell, compared to $9.0 million on December 31, 2020 which resulted in impairment of $1.8 million to Suni’s value.

Impairment reversal on property, plant and equipment

During the year-ended December 31, 2018, the Company recorded an impairment loss on its cryptocurrency mining cash generating unit (CGU) which resulted in $16.5 million of impairment being allocated to Mining hardware, electrical components and leasehold improvements due to a significant decline in the Bitcoin market price.

During the twelve months ended December 31, 2021, the Company assessed whether there was an indication that the impairment loss recognized in 2018 may no longer exist or may have decreased, and concluded that there were observable indications that the CGU’s value had increased during the period. As a result, the Company’s management estimated the recoverable amount of the CGU, using a value in use calculation based on the present value of the expected cash flows over the estimated remaining useful life of the previously impaired CGU assets of approximately 1.5 years. Based on management’s calculations, an impairment reversal of $1.0 million, relating to the CGU, was recognized during the period. The increased carrying amount of the CGU assets reflects the carrying amount of the CGU assets that would have been determined, net of depreciation, had no impairment loss been recognized in 2018.

The Company’s Antminer S9 miners were excluded from the CGU’s value-in-use calculation as they have been disconnected and reclassified as assets held for sale. The Company’s management determined that the carrying amount, including the impairment recognized in 2018, was less than the estimated fair value less costs to sell. As a result, the Company recognized an impairment reversal of $0.9 million relating to the impaired Antminer S9 miners held for sale, reflecting the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in 2018.

The total impairment reversal recognized during the period, relating to the CGU assets and the assets held for sale totaled $1.9 million. For further details on the key assumptions used in the value-in-use calculation, please refer to Note 9 of the Company’s annual 2021 consolidated financial statements.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Selected Annual Information

There have not been any distributions or cash dividends declared per share on any class of shares of the three years disclosed in the table below.

(U.S.$ in thousands except where indicated)
For the years ended December 31,	2021	2020	2019
Revenues	169,491	34,703	32,421
Operating income (loss)	63,640	(6,731)	1,399
Net earnings (loss) attributable to:
Shareholders	22,130	(16,289)	2,899
Non-controlling interest	—	—	(792)
Basic earnings (loss) per share	0.14	(0.19)	0.04
Diluted earnings (loss) per share	0.13	(0.19)	0.04
Total current assets	287,127	9,168	6,550
Total non-current assets	255,460	42,536	46,306
Total assets	542,587	51,704	52,856
Total current liabilities	101,178	28,477	4,009
Long-term debt	910	174	14,849
Lease liabilities	9,227	7,397	5,717
Deferred tax and other non-current liabilities	8,690	209	193
Total non-current liabilities	18,827	7,780	20,759
Total liabilities	120,005	36,257	24,768
Total equity	422,582	15,447	28,088
Total liabilities and equity	542,587	51,704	52,856

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Selected Quarterly Information

(U.S. $ in thousands except where indicated)	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Revenues	59,598	44,774	36,687	28,432	11,324	6,795	7,372	9,212
Net income (loss)	9,677	23,733	(3,675)	(7,605)	(5,374)	(4,761)	(3,730)	(2,424)
Basic net earnings (loss) per share	0.05	0.14	(0.02)	(0.06)	(0.06)	(0.06)	(0.04)	(0.03)

*	The Bitcoin Halving Event occurred on May 11, 2020, during Q2 2020.

(U.S. $ in thousands except where indicated)	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Net income (loss) before income taxes	17,937	34,706	(3,071)	(6,935)	(5,090)	(4,761)	(3,734)	(2,532)
Interest expense	837	788	897	898	1,756	1,563	1,400	1,385
Depreciation and amortization expense	10,287	6,261	4,920	3,008	2,834	2,924	2,750	2,978
EBITDA	29,061	41,755	2,746	(3,029)	(500)	(274)	416	1,831
Share based payment	10,036	5,787	6,342	420	403	534	254	1,010
Loss (gain) on revaluation of digital assets	3,869	(13,893)	14,885	—	—	—	—	—
Impairment on property, plant and equipment	1,800	—	—	—	—	—	—	—
Impairment reversal on property, plant and equipment	—	(1,860)	—	—	—	—	—	—
Net financial expenses (income) and other	(753)	70	(146)	22,310	3,653	105	765	(62)
Adjusted EBITDA	44,013	31,859	23,827	19,701	3,556	365	1,435	2,779

While the Bitcoin mining industry experiences volatility, it is not typically subject to seasonality. Seasonal fluctuations in electricity supply however, may impact the Company’s operations. The majority of the Company’s operations during the above periods were in Quebec, where power was sourced directly from Hydro-Quebec, Hydro-Magog and Hydro-Sherbrooke. The Company also had operations in Washington State which were powered by the Grant County Power Utility District. Among other phenomenon, changing weather in Quebec, Washington State or other jurisdictions where the Company intends to operate may impact seasonal electricity needs, and periods of extreme cold or extreme hot weather may thus contribute to service interruptions in cryptocurrency mining operations.

For Q4 2021 details, refer to the Revenues section, Cash Flows included in the Liquidity and Capital Resources section and Washington Expansion included in the Capital Resources section of the MD&A.

Reconciliation of Non-IFRS measures

The Company utilizes a number of non-IFRS measures in assessing operating performance. Non-IFRS financial performance measures exclude the impact of certain items and are used internally when analyzing operating performance. Please refer to the “Caution Regarding Non-IFRS Financial Performance Measures” section of this MD&A for more information.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

(U.S.$ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2021	Dec. 31 2020	$ Change	% Change	Dec. 31 2021	Dec. 31 2020	$ Change	% Change
Net income (loss) before income taxes	17,937	(5,090)	23,027	452%	42,637	(16,117)	58,754	365%
Interest expense	837	1,756	(919)	(52%)	3,420	6,104	(2,684)	(44%)
Depreciation and amortization expense	10,287	2,834	7,453	263%	24,476	11,486	12,990	113%
EBITDA	29,061	(500)	29,561	nm	70,533	1,473	69,060	nm
Share based payment	10,036	403	9,633	nm	22,585	2,201	20,384	926%
Loss on revaluation of digital assets	3,869	—	3,869	100%	4,861	—	4,861	100%
Impairment on property, plant and equipment	1,800	—	1,800	100%	1,800	—	1,800	100%
Impairment reversal on property, plant and equipment	—	—	—	—	(1,860)	—	(1,860)	(100%)
Net financial expenses (income) and other	(753)	3,653	(4,406)	(121%)	21,481	4,345	17,136	394%
Adjusted EBITDA	44,013	3,556	40,457	nm	119,400	8,019	111,381	nm

Calculation of Gross Mining Profit & Gross Mining Margin

(U.S.$ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2021	Dec. 31 2020	$ Change	% Change	Dec. 31 2021	Dec. 31 2020	$ Change	% Change
Gross profit	38,985	2,744	36,241	nm	111,120	2,873	108,247	nm
Non-mining revenues (1)	(1,206)	(1,026)	(180)	18%	(4,425)	(2,637)	(1,788)	68%
Depreciation and amortization expense	10,287	2,834	7,453	263%	24,476	11,486	12,990	113%
Purchases of electrical components and other	560	567	(7)	(1)%	1,986	1,153	833	72%
Electrician salaries and payroll taxes	429	342	87	25%	1,727	907	820	90%
Gross mining profit (2)	49,055	5,461	43,594	798%	134,884	13,782	121,102	879%
Gross mining margin	84%	53%	—	—	82%	43%	—	—

(1)	Non-mining revenues reconciliation:

(U.S.$ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2021	Dec. 31 2020	$ Change	% Change	Dec. 31 2021	Dec. 31 2020	$ Change	% Change
Revenues	59,598	11,324	48,274	426%	169,491	34,703	134,788	388%
Less mining related revenues for the purpose of calculating gross mining margin:
Mining revenues	(58,392)	(9,701)	(48,691)	502%	(164,393)	(31,125)	(133,268)	428%
Hosting revenues	—	(597)	597	100%	(673)	(941)	268	(28)%
Non-mining revenues	1,206	1,026	180	18%	4,425	2,637	1,788	68%

(2)	“Gross mining profit” is defined as Gross profit excluding depreciation and amortization and other minor items included in cost of sales that do not directly relate to mining related activities. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues from mining related activities.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Geographical Information

Revenues

Bitfarms’ revenues were $59.6 million in Q4 2021, compared to $11.3 million in Q4 2020. The increase of $48.3 million, or 427%, in revenues was mainly due to the increase of revenues in Canada of $37.3 million. USA revenues in Q4 2021 were $11.0 million compared to $nil in Q4 2020 due to having miners hosted in Washington State and then acquiring the facility in Q4 2021. For further details of the global increase in revenues, see the revenue reconciliation performed in the Consolidated Results of Operations section above.

For the twelve months ended December 31, 2021, Bitfarms’ revenues were $169.5 million, compared to $34.7 million for the same period in 2020. The increase of $134.8 million, or 388%, in revenues was mainly due to the $118.6 million increase of revenues in Canada. USA revenues in FY 2021 compared to FY 2020 increased $16.2 million due to having miners hosted in Washington State and then acquiring the facility in Q4 2021. For further details of the global increase in revenues, see the revenue reconciliation performed in the Consolidated Results of Operations section above.

Property, plant and equipment

As at December 31, 2021, Bitfarms had a property, plant and equipment (“PPE”) of $136.9 million compared to a $35.8 million as at December 31, 2020. The increase of $101.1 million, or 282% was primarily due to a $47.6 million increase of PPE in Canada and a $51.7 million increase of PPE in USA. With the expansion in South America underway, Bitfarms added PPE of $0.7 million and $1.1 million in Argentina and Paraguay, respectively.

Liquidity and Capital Resources

As discussed below, the Company’s financing strategy involves utilizing both short-term debt, long-term debt and equity instruments. The Company anticipates requiring additional funds to complete its growth plans discussed in the Expansions section of this MD&A.

Although the Company operates through subsidiaries, there are no material legal or practical restrictions on the ability of the subsidiaries to transfer funds to the Company.

Cash Flows

(U.S. $ in thousands except where indicated)	Twelve months ended
For the periods ended as indicated	Dec. 31 2021	Dec. 31 2020	$ Change	% Change
Cash, beginning of the period	5,947	2,159	3,788	175%
Cash flows from (used in):
Operating activities	(37,170)	7,223	(44,393)	(615%)
Investing activities	(215,147)	(3,605)	(211,542)	nm
Financing activities	371,986	185	371,801	nm
Exchange rate differences on currency translation	(21)	(15)	(6)	40%
Cash, end of the period	125,595	5,947	119,648	nm

Cash Flows used in Operating Activities

Cash flows used in operating activities increased by $44.4 million during the twelve months ended December 31, 2021, compared to twelve months ended December 31, 2020. The decrease in net cash flows from operating activities was primarily driven by the initiation of a Bitcoin retention program which led to 3,301 Bitcoin being held at the end of the period rather than being converted into fiat currency during the twelve months ended December 31, 2021.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Cash Flows used in Investing Activities

Cash flows used in investing activities increased by $211.5 million during the twelve months ended December 31, 2021, compared to twelve months ended December 31, 2020. This was primarily due to $85.1 million in advanced payments made on new PPE, mostly related to securing the delivery of 48,000 MicroBT Miners and 1,200 Bitmain Miners for delivery in 2022. The Company invested $23.0 million to acquire the Washington facility and electricity contracts, as well as $107.1 million of net additions to property, plant and equipment in FY 2021 for Miners and infrastructure buildout, compared to $3.6 million of net additions in FY 2020.

Cash Flows from Financing Activities

Cash flows from financing activities increased by $371.8 million during the twelve months ended December 31, 2021, compared to twelve months ended December 31, 2020. This was primarily due to $114.5 million of total net proceeds received from four private placements to U.S. institutional investors, $63.3 million of proceeds from the exercise of warrants and stock options, $145.6 million of net proceeds from the Company’s at-the-market equity program offset by $0.8 million of capitalized transaction costs, $14.2 million of proceeds from new long-term debt and $60.0 million proceeds from the new credit facility. These proceeds were partially offset by approximately $20.5 million of payments to retire the Dominion Capital loan and service new debt obligations, and lease liability repayments of approximately $4.2 million. In FY 2020, $2.0 million was raised from the exercise of warrants and stock options and there were proceeds from long-term debt of $0.1 million which were offset by long-term debt and lease repayments of $0.5 million and $1.5 million, respectively.

Working Capital

As at December 31, 2021, Bitfarms had a positive working capital of $185.9 million compared to a working capital deficit of $19.3 million as at December 31, 2020. The improvement in working capital was primarily due to $322.5 million raised in total from the four private placements, the at-the-market equity program and the exercise of warrants and stock options, and the accumulation of 3,301 Bitcoin with a fair value approximating $152.9 million as of December 31, 2021. The proceeds were used primarily to acquire property, plant and equipment and make deposits to secure orders of Mining hardware and electrical distribution equipment and to repay the Dominion Capital loan.

Capital Resources

Bitfarms’ capital management objective is to provide the financial resources that will enable the Company to maximize the return to its shareholders while optimizing its cost of capital. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of changes in economic conditions and the risks to which the Company is exposed. The Company’s strategy for achieving this objective is to maintain a flexible capital structure that optimizes the cost of capital at an acceptable level of risk, to preserve its ability to meet financial obligations as they come due, and to ensure the Company has sufficient financial resources to fund its organic and acquisitive growth.

The Company presently anticipates that additional financing will be required to complete the required remaining payments on its order of 48,000 Miners scheduled for delivery in 2022 and to complete construction of the South American and Sherbrooke expansions which are necessary for the Company to meet its objective of generating 8.0 Exahash of computing power by the end of 2022. The Company also anticipates that additional financing will be required to purchase the miners required to utilize its maximum capacity. In order to achieve these business objectives, the Company may liquidate or borrow against the Bitcoin that have been accumulated as of the date hereof as well as Bitcoin generated from ongoing operations, which may or may not be possible on commercially attractive terms.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Bitfarms may manage its capital structure by issuing equity, obtaining loan financing, adjusting capital spending, or disposing of assets. Refer to the Commitments and Liquidity Risk section of this MD&A for more details.

Bitcoin Retention Program

In early January 2021, the Company implemented a Bitcoin retention program pursuant to which the Company has added approximately 3,301 Bitcoin to its balance sheet during the twelve months ended December 31, 2021, valued at approximately $152.9 million as of December 31, 2021.

Expansions

The Company has described its expansion plans below under the sections “Cowansville Expansion”, “Sherbrooke Expansion”, “Argentina Expansion”, “Paraguay Expansion” and “Washington Expansion”. The Company has set a target of reaching 8.0 EH/s by the end of 2022. The Company currently anticipates that its existing orders for Miners and the infrastructure scheduled to be completed in 2022 will be capable of producing 7.2 EH/s and continues to evaluate opportunities that will provide the additional infrastructure and Mining hardware required to reach and exceed its 8.0 EH/s target.

The estimated costs and timelines to achieve these expansion plans may change based on, among other factors, the prevailing price of Bitcoin, network difficulty, supply of cryptocurrency mining equipment, supply of electrical and other supporting infrastructure equipment, construction materials, currency exchange rates, the impact of COVID-19 on the supply chains described above and the Company’s ability to fund the initiatives. The Company’s expansion plans are reliant on a consistent supply of electricity at cost-effective rates, see the Economic Dependence on Regulated Terms of Service and Electricity Rates Risks of this MD&A for further details.

Cowansville Expansion

The Company completed construction of Phase 2 at its Mining facility in Cowansville, Quebec, in Q3 2021, at a cost of approximately $3.1 million. The Phase 2 expansion replaces the original 4 MW site that was operational in 2017, with an entirely new 17 MW facility capable of accommodating approximately 4,500 new generation miners producing 450 PH/s. The buildout also includes a new repair lab and operations command center.

Sherbrooke Expansion

Bitfarms completed Phases 1 and 2 of the Sherbrooke Expansion at the de la Pointe property in 2019, representing 30 MW of electrical infrastructure. In response to complaints concerning noise at the de la Pointe property and indications from Sherbrooke municipal officials that they were reviewing applicable regulations, the Company met with community residents and city officials on several occasions during 2020 and 2021.  The Company constructed a sound barrier wall at a cost of approximately $0.3 million in 2020 and invested $0.7 million to install quieter exhaust structures and fans as well as other sound mitigating measures, including real-time sound monitoring equipment and feedback channels for residents to communicate directly with the Company.

In September 2021, the Company reached an agreement with the City of Sherbrooke to gradually retire Phases 1 and 2 of the Sherbrooke Expansion. Under the agreement, the Company will reduce its consumption at the de la Pointe property to 18 MW at the earlier of the completion of 66 MW of new electrical infrastructure elsewhere in the City of Sherbrooke, or May 31, 2022. The Company will entirely relocate its operations from Phases 1 and 2 of the Sherbrooke Expansion at the earlier of the completion of 80 MW of new electrical infrastructure in the City of Sherbrooke, or February 28, 2023. In addition, the Company has the option to sell the building currently housing Phases 1 and 2 of the Sherbrooke Expansion to the City of Sherbrooke for approximately $2.4 million ($3.0 million CAD). The agreement also permits the Company to sell the building to a third party.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

The Company entered into lease agreements for two new facilities in Sherbrooke: “Leger” and “The Bunker”. These facilities will include similar sound mitigating mechanisms as were successfully installed in the de la Pointe facility. Construction in Leger is expected to be completed in one phase in the first half of 2022 with 30 MW of capacity available which can accommodate up to 8,000 new generation miners producing approximately 800 PH/s. The Bunker, representing 48 MW of capacity, is expected to be completed in three phases during 2022, and capable of accommodating 13,000 new generation miners producing approximately 1.3EH/s. Construction of the Bunker is expected to occur in three separate phases:

●	Phase one, representing 18 MW was constructed in a pre-existing building. Internal infrastructure work began in Q4 2021 with the first 12 MW becoming operational in March 2022, and the remaining 6 MW scheduled for completion in mid-2022.

●	Phase two, representing 18 MW, is in a portion of the building still under construction. Internal infrastructure work has begun and is scheduled to be operational in mid-2022.

•	Phase three, representing the remaining 12 MW, is in a portion of the building that is under construction and operations are expected to commence in the second half of 2022.

The capital cost for the construction of the infrastructure for Leger and The Bunker is approximately $17-$19 million. The Company has completed Phase one of the Bunker and reached the advanced stages of development of the Leger facility, including installation of transformers, electrical distribution equipment, cooling components and leasehold improvements as well as placing orders and deposits on longer lead-time infrastructure, such as transformers, exhaust components and other materials required for the remainder of the 78MW of infrastructure build-out. As of December 31, 2021, the Company acquired $4.0 million of property, plant and equipment and placed $3.3 million of additional deposits for property plant and equipment for Leger and The Bunker. The Company plans to deploy a significant portion of its order of 48,000 MicroBT miners at these facilities, with deliveries scheduled to arrive in 2022 at an estimated cost of $80.0 to $90.0 million. The Company’s commitments in connection with its order of 48,000 MicroBT Miners are outlined in the Commitments and Liquidity Risk section of this MD&A. The Company anticipates that these costs will be shared between the Leger facility and The Bunker. In March 2022, the Company acquired an existing building in Sherbrooke (“Garlock”) at a cost of approximately $1.8 million and the issuance of 25,000 common share purchase warrants to the seller featuring a two-year life and a strike price of $3.47. The Garlock property, which is expected to be completed in one phase and be operational by the first quarter of 2023, represents 18 MW of electrical infrastructure at an estimated cost of approximately $4.5 million, excluding the cost of the building. The Garlock property, combined with the Bunker and Leger properties, are intended to replace the de la Pointe Property and fully utilize the Company’s power contracts in the municipality, in accordance with the Company’s agreement with the City of Sherbrooke reached in September 2021.

Argentina Expansion

In April 2021, the Company entered into an eight-year power purchase agreement for up to 210 MW with a private Argentinian power producer. The agreement establishes that the power producer will supply the Company with power at a rate of $0.02 per kilowatt hour for the first four years, up to a maximum amount of 1,103,760 megawatt hours per year and is subject to certain adjustments, variable pricing components and conditions. The pricing on the remaining four years of the eight year energy contract will be determined by a formula that is largely dependent on natural gas prices, which have been adversely impacted by recent geopolitical events. For further details on the Company’s power purchase agreement refer to the Economic Dependence on Regulated Terms of Service and Electricity Rates Risks section of this MD&A. In July 2021, the Company entered into an eight-year lease agreement, comprising annual payments of approximately $0.1 million, with the power producer to lease land within the power producer’s property for the mining facility’s construction. In September 2021, the Company entered into a contract with Proyectos y Obras Americanas S.A. (“PROA”), to provide engineering, procurement, and construction services for the Argentina facility. PROA specializes in utility-grade electrical infrastructure and civil construction with relevant expertise in the design and construction of electrical interconnections, high voltage electrical lines, and transformers needed for operations of the size of the planned Argentina facility. The Company has also engaged Dreicon S.A. as an independent engineering firm to oversee construction, quality control and project milestones for the Company’s projected buildout schedule. As of December 31, 2021, the Company has placed deposits of $8.5 million with suppliers for construction costs, acquired $0.6 million of property, plant and equipment and incurred $0.3 million of expenditures relating to design and feasibility studies. The facility, if fully developed, is expected to be developed as four separate warehouse style buildings. The first two warehouses , which are included in the capacity needed to reach the 7.2 EH/s figure described above, represent approximately 100 MW of infrastructure capacity and are expected to be completed in October and December 2022. The costs of developing the four warehouses is currently estimated to range from $55 million to $65 million, net of any expected gains on disposition of marketable securities in connection with the Company’s mechanism for funding the Argentina Expansion, as described above. All four warehouses, if built, are expected to be able to accommodate over 55,000 new generation Miners, and be capable of producing approximately 5.5 EH/s. The Company plans to deploy a significant portion of its order of 48,000 MicroBT miners at this facility, with deliveries scheduled to arrive in 2022. The Company’s commitments in connection with its order of 48,000 MicroBT Miners are outlined in the Commitments and Liquidity Risk section of this MD&A.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Paraguay Expansion

During the year ended December 31, 2021, the Company entered into an anually renewable 10 MW power purchase agreement with a power producer in Paraguay at a current effective electricity cost of $0.036 per kilowatt hour. The Company also entered into a five-year lease agreement with the same counterparty, begninning August 1, 2021, with monthly payments of $20,000 to lease land at the existing facility and, separately, entered into a construction contract to develop the facility. The construction of the facility cost $1.1 million and was completed in December 2021 and became operational in January 2022. The facility is expected to accommodate up to 2,900 of the Company’s older generation Miners and be capable of producing approximately 120 PH/s.

Washington Expansion

On November 9, 2021, the Company completed the acquisition of a facility in Washington state, consisting of 12 MW of hydro-electric power purchase agreements, an additional 12 MW of in-process applications for expanded power-purchase agreements, transformers with 17 MW of capacity, land, buildings, electrical distribution equipment and a below market lease for a 5 MW facility, expiring on November 8, 2022. The Company is currently operating 17 MW of electrical infrastructure with the majority of the Company’s Antminer S19j Pro Miners generating approximately 570 PH/s in this facility. The Company’s power supplier has provided preliminary indication that the first 6 MW of in-process applications are estimated to be energized in Q3 2022, while the remaining 6 MW of in-process applications are estimated to be energized in Q2 2024. The Company transferred approximately $23.0 million in cash and 414,508 Common shares with a value of $3.7 million on the closing date. The net identifiable assets acquired include: electrical distribution equipment valued at $7.1 million, buildings valued at $0.8 million, land valued at $0.1 million and a favourable lease valued at $1.8 million. The acquisition resulted in the Company recording goodwill of $17.0 million.

Off-Balance Sheet Arrangements

As at March 28, 2022, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Share Capital

As of the date of this MD&A, the Company has 201,251,602 common shares outstanding, 5,938,058 vested and 6,608,675 unvested stock options, 19,427,797 warrants outstanding and 200,000 restricted stock units. There are no preferred shares outstanding.

At-The-Market Equity Program

Bitfarms commenced an at-the-market (ATM) equity program on August 16, 2021, by means of a prospectus supplement dated August 16, 2021, to the Company’s short form base shelf prospectus dated August 12, 2021, and U.S. registration statement on Form-F-10, which includes the base shelf prospectus. The Company may, at its discretion and from time-to-time sell common shares of the Company as would result in the Company receiving aggregate proceeds of up to $500 million. During the three months ended December 31, 2021, the Company issued 17,593,313 common shares in exchange for gross proceeds of $113.9 million at an average share price of approximately $6.47USD. The Company received net proceeds of $110.4 million after paying commissions of $3.4 million to the Company’s agent, in addition to $0.1 million of other transaction fees.

During the twelve months ended December 31, 2021, the Company issued 23,922,928 common shares in exchange for gross proceeds of $150.3 million at an average share price of approximately $6.28USD. The Company received net proceeds of $145.6 million after paying commissions of $4.5 million to the Company’s agent, in addition to $0.2 million of other transaction fees.

The Company has used and intends to continue to use the proceeds from the ATM equity program to support the growth and development of the Company’s Mining operations, as described under the Expansions section of this MD&A, as well as for working capital and general corporate purposes. Described below are the actual use of proceeds from the commencement of the ATM equity program through December 31, 2021:

(U.S. $ in thousands except where indicated)
Categories	Use of proceeds as of December 31, 2021
MicroBT Miners	$42,258
Bitmain Miners	15,577
Washington Expansion	23,000
Sherbrooke Expansion	7,013
Argentina Expansion	9,395
Cowansville Expansion	573
Paraguay Expansion	1,111
$98,927

There has been no impact on the ability of the Company to achieve its business objectives and milestones. The Company intends to continue to explore expansion opportunities in new and existing facilities, subject to market conditions and the ability to continue to obtain suitable financing.

Financial Instruments and Risks

The Company’s financial assets include cash, trade receivables, and other assets. The Company’s financial liabilities include trade payables and accrued liabilities, credit facility, and long-term debt.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

The Company’s financial instruments expose it primarily to credit, counterparty, liquidity, foreign currency, concentration and custody of digital assets risks.

Credit Risk and Counter Party Risk

Credit risk and counter party risk is the risk of an unexpected loss if a third party fails to meet its contractual obligations, including cash and cash equivalents. There is a risk of suppliers of mining hardware failing to meet their contractual obligations, that may result in late deliveries or significant long-term deposits and equipment prepayments that are not realized. The Company attempts to mitigate this risk by procuring mining hardware from larger more established suppliers with whom the company has existing relationships and knowledge of their reputation in the market, as described in Note 11 of the December 31, 2021 consolidated financial statements. The Company also insures the majority of its construction deposits for the Argentina facility in order to mitigate the risk of supplier’s not meeting their contractual obligations. The risk regarding cash and cash equivalents is mitigated by holding the majority of the Company’s cash and cash equivalents through a Canadian chartered bank. The credit risk regarding trade receivables are derived mainly from sales to Volta’s third-party customers. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The allowance for doubtful accounts is based on management’s assessment of a customer’s credit quality as well as subjective factors and trends, including the aging of receivable balances.

Commitments and Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay its financial obligations when they become due. The Company’s policy is to monitor its cash balances and planned cash flows generated from operations and financing activities to ensure, as far as possible, that it maintains sufficient liquidity to meet its projected financial obligations.

The Company has entered into agreements with Mining hardware manufacturers that require significant deposits in advance of receiving the revenue generating equipment. The Company may manage its capital structure by issuing equity, obtaining loan financing, adjusting capital spending, or disposing of assets in order to maintain sufficient liquidity to meet its contractual obligations with Mining hardware manufacturers.

The Company has deposits on Mining hardware and electrical components in the amount of $83.1 million. These deposits are mainly for orders placed on 48,000 Whatsminer miners and 1,200 Antminers with expected delivery in 2022. The table below outlines the Company’s remaining payment obligations in connection with the 48,000-unit and 1,200 Antminer purchase agreements described above, presented in thousands of U.S. dollars:

December 31,
2021
Three months ending March 31, 2022	$45,642
Three months ending June 30, 2022	44,239
Three months ending September 30, 2022	28,391
Three months ending December 31, 2022	13,890
$132,162

The Company will require additional sources of financing to meet the payment obligations included in the table above. While the Company believes it has sufficient liquidity, based on current Bitcoin prices, to meet these and other ongoing payment obligations it anticipates securing additional sources of financing. If the Company were unable to obtain such financing, or if the Bitcoin price and network difficulty adversely impacted the Company’s liquidity, then the Company may have difficulty meeting its payment obligations. If the Company were unable to meet its payment obligations, there could result in the loss of equipment prepayments and deposits paid by the Company under the purchase agreement and remedial legal measures taken against the Company which may include damages and forced continuance of the contractual arrangement. Under these circumstances, the Company’s growth plans and ongoing operations could be adversely impacted.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

The Company has observed high demand and supply constraints for Mining hardware in recent periods. In order to meet its growth objectives, the Company may enter into additional contracts for Mining hardware that may require significant additional deposits and fixed contractual payments. These contracts would be subject to risks that are similar to the Company’s existing contracts, mainly with respect to the Company’s liquidity and ability to meet its payment obligations as well as counterparty risks, including delays in delivery and deposits that may not be realized.

Lease liabilities includes financial obligations with contractual maturities, inclusive of interest, presented in thousands of U.S. dollars as of December 31, 2021, as follows:

December 31,
2021
2022	$5,431
2023	2,553
2024	1,820
2025	1,692
2026 and thereafter	6,023
$17,519

Long-term debt, includes financial obligations with contractual maturities, inclusive of interest on long-term debt, and the Company’s revolving credit facility, presented in thousands of U.S. dollars as of December 31, 2021, as follows:

December 31,
2021
2022	$73,950
2023	896
2024 and thereafter	40
$74,886

The Company’s credit facility, with an outstanding balance of $60.0 million as of December 31, 2021, is secured by Bitcoin, with the minimum value of Bitcoin pledged as collateral calculated as 143% of the amount borrowed. The Company is required to contribute additional collateral to the Lender any time the value of the Bitcoin pledged as collateral is below 133% of the amount borrowed. The Company also has the right to require the Lender to return any Bitcoin when the value of the Bitcoin pledged as collateral exceeds 143% of the amount borrowed. A substantial decrease in Bitcoin price may result in the Company being unable to meet the minimum Bitcoin collateral requirements, which could result in the disposition of the Company’s Bitcoin pledged as collateral by the Lender, or repayment of the facility in fiat currency on demand.

Foreign Currency Risk

The Company is exposed to fluctuations in currency exchange rates, which could negatively affect its financial condition and results of operations. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Cryptocurrencies are generally sold in U.S. dollars and the Company’s costs with respect to its Canadian and Argentine operations are incurred principally in Canadian dollars and the Argentine Peso. The appreciation of non-U.S. dollar currencies against the U.S. dollar could increase the cost of Mining and the Company’s Expansions in U.S. dollar terms. In addition, the Company holds cash balances in U.S. dollars, Canadian dollars and Argentine Pesos, the values of which are impacted by fluctuations in currency exchange rates. In particular, the Company expects to hold cash and significant value-added tax receivable in Argentine Pesos. Historically, the Argentina Peso has devalued significantly when compared to the U.S. dollar due to high levels of inflation in Argentina, which may result in the Company incurring future foreign exchange losses on its Argentine Peso denominated balances.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Concentration risk

Concentration risk arises as a result of the concentration of exposures within the same category, whether it is geographical location, product type, industry sector or counterparty type. The Company is primarily engaged in the cryptocurrency mining industry that is a highly volatile market with significant inherent risk. The Company also holds a significant portion of its working capital in Bitcoin and has a revolving credit facility collateralized by Bitcoin and subject to margin calls. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly negatively impact the Company’s operations and the carrying value of its assets. The Company does not currently hedge the conversion of cryptocurrencies to fiat currency.

Custody of digital assets

The Company’s crypto assets, currently Bitcoin, is mined to multi-signature wallets that the Company controls. On a regular basis, the Company transfers Bitcoin from its multi-signature wallets to an external third-party custodian, Coinbase Custody, LLC (“Coinbase Custody”). Coinbase Custody is a US based fiduciary and qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets. Currently, Coinbase Custody provides only custodial services to the Company and does not use a sub-custodian. Coinbase Custody is not a related party to the Company. Coinbase Custody is a fiduciary of § 100 of the New York Banking Law and is licensed to custody its clients’ digital assets in trust on their behalf. Coinbase Custody is a qualified custodian for purposes of § 206 (4) -2(d)(6) of the Advisers Act.

In early January 2021, the Company implemented a Bitcoin retention program, pursuant to which the Company has added approximately 5,169 Bitcoin valued at $231.6 million to its balance sheet as of March 25, 2022. As of the date of this MD&A, 99% of the Company’s Bitcoin are held in custody with Coinbase Custody or held as collateral within Coinbase Custody by Galaxy Digital LLC the counterparty to the Company’s revolving credit facility.

Coinbase Custody maintains an insurance policy of $320 million for its cold storage, however, the Company cannot ensure that the limits of this policy would be available to the Company or, if available, sufficient to make the Company whole for any Bitcoins that are lost or stolen. The Company is unaware of: (i) any security breaches involving Coinbase Custody which have resulted in the Company’s crypto assets being lost or stolen, and (ii) anything with regards to Coinbase Custody’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Bitcoin for which Coinbase Custody provides custodial services to the Company do not change title and remain as assets on the Company’s balance sheet, including in the event that Coinbase Custody were to go bankrupt or become insolvent. Regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

Other Risks

The following discussion summarizes the principal risk factors that apply to the Company’s business and that may have a material adverse effect on the Company’s business and financial condition and results of operations, or the trading price of the Company’s shares. Due to the nature of the Company’s business, the legal and economic climate in which it operates and its present stage of development and proposed operations, the Company is subject to significant risks. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with its operations. Additional risk and uncertainties not presently known to the Company, or that are currently deemed immaterial, may also impair operations. If any such risks actually occur, the financial condition, liquidity and results of operations of the Company could be materially adversely affected.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Bitcoin Halving Event

In May 2020, the Bitcoin Block Reward decreased from 12.5 to 6.25 Bitcoins per block (the “Bitcoin Halving”), and consequently the number of new Bitcoin issued to miners has been reduced to approximately 900 per day, excluding transaction fees.

The May 2020 Bitcoin Halving had a significant negative impact on the Company’s profitability for several months following the Bitcoin Halving. Given that profitability is required for self-acting agents to perform Mining to continue to support the validation of transactions, the expected impact of the Bitcoin Halving is that market variables of Bitcoin price will adjust over time to ensure that Mining remains profitable. The period of market normalization after the next Bitcoin Halving to incentivizing profitability levels is unknown.

Management believes that revenue per Terahash will continue to normalize to levels that would allow Miners with competitive electricity pricing, sufficient scale of efficient Mining operations, recent generation Mining hardware and access to capital to remain profitable. If Bitcoin price and difficulty do not maintain or continue their trend of adjusting to pre-Bitcoin Halving profitability levels over time, or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is too long, there is a risk that the Bitcoin Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

The next Bitcoin Halving is expected to occur in or around May 2024.

COVID-19 Pandemic Risk

In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, provincial and local levels. The major impacts that COVID-19 is expected to have on the Company include potential increases in cryptocurrency price volatility and delays in receiving future orders of mining hardware and electrical components for future expansion. The Company has been, and is expected to, continue operating throughout the pandemic.

The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government interventions. It is not possible to reliably estimate the length and severity of these developments as well as the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Debt Service

The Company’s ability to make scheduled payments on, or refinance its debt obligations, depends on its financial condition and operating performance, which are subject to a number of factors beyond its control.

Future Capital Needs, Uncertainty of Additional Financing and Dilution

The ability of the Company to secure any required financing to sustain operations and expansion plans will depend in part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to management.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

The Company currently anticipates that the internally generated funds will be sufficient for working capital requirements. However, the Company will need to raise additional funds in order to support more rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Even if such funding is available, the Company cannot predict the size of future issues of common shares or securities convertible into common shares or the effect, if any, that future issues and sales of the common shares will have on the price of the shares.

Furthermore, any additional equity financing may be dilutive to shareholders and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the common shares. If adequate funds are not available on acceptable terms the Company may be unable to develop or enhance its business, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company’s business, financial condition and operating results.

Debt Covenants

The agreements governing the Company’s credit facilities contained restrictive covenants that could have limited its discretion with respect to certain business matters.

Limited Operating History

The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company is subject to many risks common to venture enterprises, including under-capitalization, potential cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment or meeting other metrics of success.

The Company is dependent on earnings from operations for substantially all of its working capital needs, and there is no assurance that additional funding will be available to it for further development and growth. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

The Company incurs substantial expenses in the establishment and operation of its business. A significant portion of the Company’s financial resources have been and will continue to be, directed to the development of its business and related activities. The success of the Company will ultimately depend on its ability to generate cash from its business. There is no assurance that the required funds will be available for future expansion of the Company’s business. If the Company does not have access to the required funds to continue the operation and development of its business and operational activities, and to the extent that it does not generate cash flow and income, the Company’s long-term viability may be materially and adversely affected.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies (such as the Company), have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continued fluctuations in price will not occur.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Management Growth

The Company has recently experienced, and may continue to experience, rapid growth in the scope of its operations. This growth has resulted in increased responsibilities for the Company’s existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, financial and management information systems, as well as hire, manage and retain its employees and maintain its corporate culture including technical and service standards. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel, or systems will be adequate to support the Company’s operations.

Cybersecurity Threats and Hacking

Malicious actors may seek to exploit vulnerabilities within cryptocurrency programming codes. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create cryptocurrency or money occur somewhat regularly. For example, hackers have been able to gain unauthorized access to digital wallets and cryptocurrency exchanges.

The computer network operated by the Company may further be vulnerable to intrusions by hackers who could interfere with and introduce defects to the mining operation. Private keys which enable holders to transfer funds may also be lost or stolen, resulting in irreversible losses of cryptocurrencies.

Limited History of De-Centralized Financial System

Compared with traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has only limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly liable to platform failures and fraudulent activities, which may have an effect on underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers.

Traditional banks and banking services may limit or refuse the provision of banking services to businesses that supply cryptocurrencies as payment and may refuse to accept money derived from cryptocurrency-related businesses. This may make management of bank accounts held by companies operating in the field difficult.

Significant Shareholder Risk

Certain officers and directors of the Company beneficially own 18,731,890 of the issued and outstanding common shares representing almost 9% of the issued and outstanding common shares. By virtue of their status as the principal shareholders of the Company, and by being directors and officers of the Company, they have the power to exercise significant influence over all matters requiring shareholder approval, including the election of directors, amendments to the Company’s articles and by-laws, mergers, business combinations and the sale of substantially all of the Company’s assets. As a result, the Company could be prevented from entering into transactions that could be beneficial to the Company or its other shareholders. Also, third parties could be discouraged from making a take-over bid. As well, sales by the significant shareholders of a substantial number of could cause the market price of such shares to decline.

Risk Related to Technological Obsolescence and Difficulty in Obtaining Hardware

To remain competitive, the Company will continue to monitor the state of the technology available and invest in hardware and equipment required for maintaining its operations. The Company’s hardware and software may become obsolete and require substantial capital to replace. There can be no assurance that mining hardware will be readily available when the need is identified. Moreover, there can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing cryptocurrency industry. For example, the arrival of quantum computers, which are capable of solving certain types of mathematical problems fundamental to cryptocurrency more quickly and efficiently than traditional computers may have a significant effect on the cryptocurrency industry.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Valuation and Price Volatility of Cryptocurrencies

The profitability of the Company’s operations will be significantly affected by changes in prices of cryptocurrencies. Cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Company’s control, including hacking, demand, regulation, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If cryptocurrency prices should decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Company could determine that it is not economically feasible to continue activities.

Cryptocurrencies may be subject to momentum pricing, which is typically associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value proposition of the Company.

Volatility may have an impact on the value of the Company’s inventory of currencies and could result in margin calls on the Company’s credit facility as described in the financial instruments and risks section of this MD&A.

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power

Network difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from Mining. If the network difficulty increased at a significantly higher rate than the Company’s hashrate and the price of cryptocurrency did not increase at the same rate as network difficulty, then the profitability of the Company’s operations would be significantly affected. There can be no assurance that cryptocurrency prices will increase in proportion to the rate of increase of network difficulty as network difficulty is subject to volatility in growth.

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets. The Company conducts Mining in the Province of Québec, Washington State and Paraguay and expects to conduct Mining in Argentina. The Company’s current and future operations, anticipated growth, and sustainability of hydroelectricity and natural gas at economical prices for the purposes of cryptocurrency mining in multiple locations poses certain risks. These risks as well as the supply of electrical power, electricity rates, terms of service and regulatory regime are summarized as follows:

Currently the Company sources its energy from Hydro-Québec, Hydro-Sherbrooke, Hydro-Magog, Grant PUD and CLYFSA. The Province of Québec mandates electrical service providers to supply their customers under an obligation to serve power delivery regime; consequently, the Company believes these power suppliers are reliable. Grant PUD and CLYFSA do not operate under highly regulated regimes, like the Province of Quebec. Any suspension of power or failure of electrical networks, however, could result in a material adverse effect on the Company.

Quebec

The price of electricity supplied directly by Hydro-Québec is set by a provincial administrative tribunal, the Régie. Hydro-Québec supplies power to certain of the Company’s facilities, and to the Municipal Electrical Networks for the Magog and Sherbrooke server farms, under an obligation to serve power delivery regime. The rates imposed on Hydro-Québec by the Régie are subject to change. There are no long-term arrangements. Although power is supplied by the Municipal Networks to the Company under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Accordingly, there is no assurance that future electricity rates will remain stable or economical. Accordingly, there is no assurance that future electricity rates will remain stable or economical. In particular, on June 14, 2018, Hydro-Québec requested the Régie to set rates and service conditions specifically for enterprises involved in cryptocurrency mining as a result of increased electricity demand from cryptocurrency miners. The Régie has undertaken regulatory proceedings to establish a framework for the provision of electricity for cryptocurrency mining in Québec in three Phases:

●	Phase 1: On July 13, 2018, the Régie provisionally ordered that a new tariff be established for cryptocurrency miners and on July 19, 2018, the Régie approved a provisional tariff of CAD$0.15/kWh on cryptocurrency mining facilities built after that date. Under Phase 1, the new tariff cannot be applied to any cryptocurrency contracts entered into prior to June 7, 2018 or facilities constructed prior to July 19, 2018. Therefore, Phase 1 is not expected to have an impact on Backbone’s pre-existing operations and secures existing rates until the completion of Phase 3.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

●	Phase 2: On April 29, 2019, the Régie rendered its decision on Phase 2 of the request filed by Hydro-Québec. The Régie decided to create a new class of energy consumers called Electricity consumer class for cryptographic use applied to blockchain. It decided to allocate to this new class an aggregate supply of 300 megawatts of electricity, with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency mining projects will be required to submit tenders to consume electricity from the 300 megawatt block based exclusively on economic development and environmental criteria. The Régie rejected Hydro-Québec’s proposal to launch a tariff auction as part of the call for tenders and determined that the applicable tariff of the energy component, in ¢/kWh, will correspond to the M or LG tariff in force, as the case may be. In order for the Company to be able to procure electricity for future Quebec expansion projects (excluding those currently planned by the Company such as the Sherbrooke Expansion), it will be required to participate to the call for tenders process which is expected to launch shortly by Hydro-Québec. However, the Régie’s decision also means that the Company’s pre-existing operations at the Current Facilities and Sherbrooke Expansion will remain subject to the M or LG tariff in force, as the case may be, and they are exempt from the tender process as well as the provisional tariff of CAD$0.15/kWh which had been requested by Hydro-Québec. The provisional tariff will apply to energy consumption not authorized under cryptocurrency contracts, to those cryptocurrency contracts entered into after June 7, 2018 and to any substitution of use or any increase of capacity for crypto miners not already under authorized cryptocurrency contracts. The decision of the Régie does impose the potential requirement to curtail electricity use (of up to 95%) during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year) under all cryptocurrency contracts including those at the Company’s pre-existing operations at the Current Facilities. A shut down of 95% of operations for the maximum of 300 hours could result in a revenue decrease of approximately 3.4%.

●	Phase 3: On January 28, 2021, the Régie rendered its decision on Phase 3 of the request filed by Hydro-Québec. The Régie decided that the existing subscriptions on the Hydro-Québec network will be subject to non-firm service, starting in Winter 2021-2022. The non-firm service will apply for a maximum of 300 hours/year, without any monetary compensation. In considering the financial consequences of this conclusion the Régie requested that Hydro-Québec implement the non-firm service for existing clients during a three-year period through progressive implementation. The Régie did not provide any guidance to Hydro-Québec on how to proceed. The Régie provided the following reasons to justify this conclusion:

(a)	existing clients, such as Bitfarms Canada, have already executed agreements with municipal electricity networks with non-firm service (without financial compensation) for at least 300 hours per year;

(b)	new clients entering the market through the call for tenders process will be subject to non-firm service, without financial compensation. The treatment of those new clients must be fair and equitable with existing clients; and

(c)	load shedding for 300 hours represents only 3.4% of the 8,760 hours in a year. The Régie does not consider this request unreasonable considering the risks that cryptocurrency clients represent for Hydro-Québec.

In accordance with the Phase 3 decision, it is presently anticipated that Bitfarms Canada’s operations will continue on a non-firm service basis for at least 300 hours per year. Bitfarms Canada has undertaken a challenge to the Phase 3 decision through an administrative review process.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

●	Electricity supplied by Hydro-Québec and the Municipal Electrical Networks may be set at Preferential Rates in an effort to encourage investment and development in particular regions. Hydro-Québec and Municipal Electrical Networks may offer a discretionary Preferential Rate to certain customers, such rate being lower than the rate set by the Régie, notwithstanding that Hydro-Québec and the Municipal Electric Networks may suffer a financial loss on the supply of electricity to those customers. If a Preferential Rate is changed or no longer available to Backbone, the Company’s operations and profitability may experience a material adverse effect. In addition, although power is supplied by the Municipal Networks to Backbone under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie.

Washington state

On November 9, 2021, the Company completed the acquisition of a cryptocurrency mining facility in Washington state. The facility is powered by the Grant County Power Utility District (“Grant PUD”). Grant PUD was established in 1938 and is a public utility district that owns and operates hydroelectric plants capable of producing more than 2,000 MW of electricity. Grant PUD establishes rate schedules for different categories of customers at the discretion of its publicly-elected Board of Commissioners. The rate schedules that may apply to the Company could be Schedule 7, which applies to consumption up to 5 MW, Schedule 14, which applies for consumption of 5 MW to 15 MW, or schedule 15, which applies to consumption of greater than 15 MW. The Company operates its cryptocurrency mining activities in several different buildings with their own power meters. The Company is currently classified in Schedule 7; however, this may change if Grant PUD were to consider the Company’s power consumption from all of the meters in aggregate, or if the Company adjusts its power consumption and falls under a different threshold. The Company expects its rate classification to change to Schedule 14 as it increases its power consumption in connection with its in-process power applications. Effective March 1, 2021, Grant PUD’s commissioners authorized the removal of cryptocurrency mining from the Evolving Industry Classification. The applicable rates that may apply to Backbone Mining are summarized as follows:

●	The Evolving Industry Classification provides for $30 per kW of billing demand plus a variable component of USD 0.389¢ per KwH of consumption.
●	The applicable rates for Schedule 7 are a demand charge of $4.96 per kW of billing demand plus a variable component of USD 2.1¢ per kWh for the first 50,000 kWh of consumption and USD 1.857¢ per additional kWh of consumption.
●	The applicable rates for Schedule 14 are a demand charge of $5.12 per kW of billing demand plus a variable component of USD 2.015¢ per kWh for the first 7,300,000 kWh of consumption and USD 3.250¢ per additional kWh of consumption.
●	The applicable rates for Schedule 15 are a demand charge of $5.68 per kW of billing demand plus a variable component of USD 2.552¢ per kWh for the first 10,950,000 kWh of consumption, USD 2.909¢ per kWh from 10,950,001 to 21,900,000 kWh of consumption and USD 3.044¢ per kWh greater than 21,900,000.

Grant PUD may adjust the rate pricing with approval from its Board of Commissioners. Historically, rates for Schedule 7, Schedule 14 and Schedule 15 have increased by an annual average of 1.27%, 4.97% and 0.57% from 2016-2018, respectively. An increase in the rates applicable to Backbone Mining’s electricity consumption may adversely impact its profitability.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Paraguay

In December 2021, the Company completed the construction of a 10 MW facility in Paraguay (Villarica). The facility is powered by Compañia de Luz y Fuerza S.A. (“CLYFSA”). CLYFSA is the first private energy distribution company in Paraguay which purchases energy from ANDE (“Admistraction Nacional de Electricidad”), the operator of Paraguay’s national electricity grid, and provides power to almost 15,000 residential and commercial customers in Villarica.

The Company entered into a power purchase agreement with CLYFSA securing 10 MW of hydro-electric energy with a demand charge of $15.9 per kW of billing demand plus a variable component of USD 1.422¢ per kWh of consumption for the current one-year renewal period. The power purchase agreement stipulates that CLYFSA can pass on any modifications to pricing by ANDE to Backbone Paraguay. A rate increase could adversely impact the profitability of the Company’s operations in Paraguay.

Argentina

In 2021, the Company entered engineering, procurement and construction contracts and commenced construction of a 210 MW facility in Argentina (Rio Cuarto – Cordoba). The facility will receive electricity from Generacion Mediterranea S.A. (“GMSA”) one of the subsidiaries of Grupo Albanesi. Grupo Albanesi is an Argentine private corporate group focused on the energy market which provides natural gas and electrical energy to its clients.

The terms of the electricity supplied by GMSA in Argentina are included in the Company’s power contract, which establishes a rate of $0.02 per kilowatt hour, up to a maximum amount of 1,103,760 megawatt hours per year. The annual maximum megawatt hours the Company can draw at $0.02 per kilowatt hour is further subject to pro-rata adjustments based on the Company’s actual power draw relative to the total 210 MW. The agreement stipulates that GMSA may provide the Company with power in excess of the 1,103,760 megawatt hours, or such adjusted quantity of megawatt hours based on the pro-rata calculation described above, at a price that will be negotiated by the Company and GMSA. The price to be negotiated between the Company and GMSA will likely be impacted by the cost of natural gas and currency exchange rates in Argentina, among other factors.

The agreement also allows for GMSA to renegotiate the $0.02 per kilowatt hour rate if the ratio of the exchange rate under the blue-chip swap mechanism used in Argentina to the official exchange rate is less than 1.50. The $0.02 per kilowatt hour rate and applicable adjustments described above are in effect for the first four years of the contract. The kilowatt hour price for the remaining four years of the contract will be determined by a formula based mainly on changes in gas costs and currency exchange rates. The contract also includes certain situations where the Company’s supply of electricity can be interrupted, including:

●	Regulatory intervention preventing GMSA from providing the Company with electricity, or directing GMSA to reroute its electricity to the wholesale market,
●	Scheduled and unscheduled maintenance required to service the power plant or related equipment, and
●	Regulatory intervention limiting GMSA’s supply of natural gas

The Company’s contract with GMSA also includes to certain megawatt hour consumption thresholds and pro-rata adjustments. The Company’s production in Argentina can be materially adversely impacted if the Company is unable to exploit the contractually secured MW capacity on a full-time basis or if the cost of energy negotiated under the pro-rata calculation or calculated using the defined formula in effect for the second four years of the contract, both primarily driven by natural gas prices and foreign currency rates, are not economically viable.

An increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates in Argentina or regulatory changes in the energy regimes in the jurisdictions in which the Company operates may adversely impact the Company’s profitability.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Increases in commodity prices or reductions in the availability of such commodities could adversely impact our results of operations

The Company uses and intends to use certain commodities in its current and future cryptocurrency mining operations, including hydroelectricity and natural gas, respectively. Any unexpected, sudden or prolonged price increase in those commodities may cause a reduction in the Company’s profits where beneficial fixed-priced contracts do not exist or unfavorable fixed-price contracts cannot be modified. There also may be curtailment in electricity or natural gas supply. Geopolitical factors or wars could exacerbate these risks. In particular, the Russia-Ukraine conflict may intensify the inflationary effect on the cost of natural gas, which could be difficult to predict given the fluidity of the military conflict, the novelty of sanctions against Russia and the possibility of yet harsher ones as well as other related developments. The realization of any of the foregoing risks with respect to commodity prices could increase the Company’s operating costs, reduce its profitability and, depending upon the duration and extent of the impact, have a material adverse effect on its financial condition.

Future Profits/Losses and Production Revenues/Expenses

Further development and acquisitions of server farms and the ongoing operation of the existing Mining farms will require additional capital and monthly expenses. The Company’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with the maintenance of the Mining farms and any other Mining farms the Company may acquire are added. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Fraud and failure of Cryptocurrency Exchanges, Custodians and Other Trading Venues

Cryptocurrency exchanges, custodians and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure. To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Furthermore, fraud or failure of one of the Company’s counterparty custodians or exchanges can result in a direct loss of the Company’s cryptocurrency and fiat currency assets.

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. In the past four years, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed exchanges were not compensated or made whole for the partial or complete losses of their account balances in such exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Political and Regulatory Risk

The Company’s primary properties will be subject to changes in political conditions and regulations within the Province of Québec, Canada, the State of Washington, the United States, Paraguay and Argentina. Changes, if any, in Mining or investment policies or shifts in political attitude could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on price controls, currency remittance, income taxes, consumption taxes, foreign investment, maintenance of claims, environmental legislation, land use, electricity use and safety. For example, cryptocurrency mining involves considerable computing power, which is likely to increase. This computing power necessitates a high consumption of energy. Although a portion of the energy costs used the Company are determined and controlled by a regulator, there is no certainty that this factor will not raise energy tariffs, which may reduce the profitability of mining cryptographic currencies.

On-going and future regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations. The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse to the Company. Canada, the United States, Paraguay and/or Argentina may in the future curtail or outlaw, the acquisition, use or redemption of cryptocurrencies.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Company’s common shares. Such a restriction could result in the Company liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Company’s shareholders.

The Company believes the present attitude to foreign investment and to the cryptocurrency mining industry in each of the jurisdictions within which it operates is favourable, but conditions may change. Operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, consumption taxes and environmental legislation.

On February 4, 2022, the Canadian Department of Finance released for public comment a set of draft legislative proposals to implement certain tax measures. These tax measures include restricting the ability of cryptocurrency mining companies to claim back the consumption taxes they incur on purchases of goods and services made in Canada and imports into Canada. If enacted into law, the restriction on the Company’s ability to claim back its consumption taxes, namely the Goods and Services Tax, Harmonized Sales Tax and Quebec Sales Tax, which apply at combined rates from 5% to 14.975% on the cost of goods and services, could significantly add to the Company’s ongoing operating costs and the costs of its capital expenditures and imports into Canada.

Permits and Licenses

The current or future operations of the Company, including development activities and Mining on its properties, may require permits from various federal, provincial or territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, exports, taxes, labour standards, occupational health, and other matters. There can be no assurance, however, that all permits which the Company may require for its operations will be obtained on reasonable terms, on a timely basis, or at all or that such laws and regulations would not have an adverse effect on any Mining project which the Company might undertake.

Server Failures

There is a risk of serious malfunctions in servers or central processing units and/or their collapse. The Company works to reduce this risk by employing a team of experts with many years of experience in building and managing data centers. The Company also employs a “hardware” team, which focuses, among other things, on miner repair and daily evaluation of the technical condition of the server farms that the Company operates. The Company owns software (developed by its management) that enables, among other things, control, management and reporting of malfunctions in real time, which enables ongoing control over the operation of the equipment, including its cooling. While malfunctions in central servers, or central processing units can only occur on a specific server farm or part of it or for short periods of time, such server crashes or failures may cause significant economic damage to the Company.

Global Financial Conditions

Global financial conditions over the last few years have been characterized by volatility and the bankruptcy of several financial institutions or the rescue thereof by governmental authorities. These factors may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to it. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such levels of volatility and market turmoil continue, the operations of the Company may suffer adverse impact and the price of the Common Shares may be adversely affected.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Tax Consequences

The transactions described herein may have tax consequences in Canada or another jurisdiction, depending on each particular existing or prospective shareholder’s specific circumstances. Such tax consequences are not described herein, and this MD&A is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Existing and prospective shareholders should consult their own tax advisors with respect to any such tax considerations.

Environmental Regulations

All of the Company’s operations may be subject to environmental regulations, which can make operations expensive or prohibitive. The continued evolvement of environmental regulations may lead to the imposition of stricter standards, more diligent enforcement, and heavier fines and penalties for non-compliance. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations or cause delays in the development of mining projects.

Environmental Liability

The Company may be subject to potential risks and liabilities associated with pollution of the environment through its use of electricity to Mine cryptocurrencies. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest that are unknown to the Company at present and have been caused by previous or existing owners or operators of the property which may result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

Erroneous Transactions and Human Error

Cryptocurrency transactions are irreversible. Improper or compromised transfers will generally be irreversible and irrevocable. Such errors may be the result of computer or human error despite internal controls the Company has adopted to mitigate this risk. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect Bitfarms Ltd.’s operations. The factors affecting the further development of the industry, include, but are not limited to:

●	Continued worldwide growth in the adoption and use of cryptocurrencies;

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

●	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

●	Changes in consumer demographics and public tastes and preferences;

●	The maintenance and development of the open-source software protocol of the network;

●	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	General economic conditions and the regulatory environment relating to digital assets; and

●	Negative consumer sentiment and perception of Bitcoin specifically and cryptocurrencies generally.

Facility Developments

The continued development of existing and planned facilities is subject to various factors, and may be delayed or adversely affected by such factors beyond the Company’s control, including delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of management resources, insufficient funding, or other resource constraints. Actual costs for development may exceed the Company’s planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended.

Insurance risks

Where considered practical to do so, the Company will maintain insurance against risks in the operation of its business and in amounts that it believes to be reasonable. Such insurance, however, will contain exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. The novelty of the industry may impair the ability of the Company to acquire adequate insurance coverage for risks associated with its operations. The occurrence of an event that is not covered, in full or in part, by insurance may cause substantial economic damage to the Company. In some cases, such as with respect to environmental risks, coverage is not available or considered too expensive relative to the perceived risk. Any losses incurred by the Company for which insurance coverage is not available or has not been obtained could adversely impact the Company, including its financial condition and results of operations.

Competition

The Company’s business is intensely competitive, and the Company will compete with other mining companies, many of which have greater resources and experience. A fundamental property of mining associated with many cryptocurrencies is that the computational complexity of the mining algorithm increases over time. This factor along with new industry entrants and price volatility may make certain cryptocurrencies relatively unprofitable to mine compared to others.

Regulation of cryptocurrency outside of Canada has led some mining companies to consider Canada as a jurisdiction in which to operate. This may increase competition to the Company; however, the Company believes that only a few competitors exist that can compete with the speed and cost effectiveness of its current operations and buildout capabilities. Nevertheless, the Company’s assumptions with respect to its competitors could be inaccurate and the Company may face unexpected competition in the form of a new entrant in the marketplace. Such competition could erode the Company’s expected market share and could adversely impact the Company’s profitability. Increased competition could result in increased network computing resources and consequently increased hash difficulty.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

If the award of coins for solving Blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue Mining and may cease their Mining operations. As the number of coins awarded for solving a block in the blockchain decreases, the incentive for miners to continue to contribute processing power to the network may transition from a set reward to transaction fees. Either the requirement from miners of higher transaction fees in exchange for recording transactions in the blockchain, or a software upgrade that automatically charges fees for all transactions, may decrease demand for the relevant coins and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of the relevant cryptocurrency that could adversely impact the Company’s cryptocurrency inventory and investments.

In order to incentivize miners to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by miners independently electing to record on the blockchains they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the blockchain become too high, the marketplace may be reluctant to accept the network as a means of payment and existing users may be motivated to switch between cryptocurrencies or back to fiat currency. Decreased use and demand for coins may adversely affect their value and result in a reduction in the market price of coins.

If the award of coins for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve Blocks and confirmations of transactions on the blockchain could be slowed temporarily. A reduction in the processing power expended by miners could increase the likelihood of a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on the blockchain, potentially permitting such actor or botnet to manipulate the blockchain in a manner that adversely affects the Company’s mining activities.

If the award of coins for solving Blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue Mining and may cease their Mining operations. Miners ceasing operations would reduce collective processing power, which would adversely affect the confirmation process for transactions (i.e., decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for blockchain solutions) and make the network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Company’s Mining activities, inventory of coins, and future investment strategies.

Loss of Key Employees

The Company will depend on a number of key employees, the loss of any one of whom could have an adverse effect on the Company. The Company will not have and is not expected to purchase key person insurance on such individuals, which insurance would provide the Company with insurance proceeds in the event of their death. Without key person insurance, the Company may not have the financial resources to develop or maintain its business until it replaces the individual. The development of the business of the Company will be dependent on its ability to attract and retain highly qualified management and mining personnel. The Company will face competition for personnel from other employers. If the Company is unable to attract or retain qualified personnel as required, it may not be able to adequately manage and implement its business plan.

Acceptance and/or widespread use of cryptocurrency is uncertain

Currently, cryptocurrencies are used relatively rarely in the retail and commercial marketplaces in comparison to purchases of overall cryptocurrencies worldwide. Cryptocurrency payment methods have not been widely adopted as a means of a payment for goods and services by major retail and commercial outlets. A significant portion of cryptocurrency demand may be attributable to speculation.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

The failure of retail and commercial marketplaces to adopt cryptocurrency payment methods may result in increased volatility and/or a reduction in market prices, either of which may adversely impact the Company’s operations and profitability.

Hazards associated with high-voltage electricity transmission and industrial operations may result in suspension of our operations or the imposition of civil or criminal penalties

The operations of the Company are subject to typical hazards associated with high-voltage electricity transmission and the supply of utilities to the facilities of the Company at an industrial scale, including explosions, fires, inclement weather, natural disasters, flooding, mechanical failure, unscheduled downtime, equipment interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. The hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties.

Adoption of ESG Practices and the Impacts of Climate Change

Companies across many industries, including cryptocurrency Mining, are facing scrutiny related to their environmental, social, and governance (“ESG”) practices. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. Enhanced public awareness and concern regarding environmental risks, including global climate change, may result in increased public scrutiny of the Company’s business and the cryptocurrency Mining industry in general. As a result, the Company’s management team may divert significant time and energy towards responding to such scrutiny and addressing and enhancing the Company’s ESG practices.

In addition, the impacts of climate change may affect the availability and cost of materials, natural resources, and sources and supplies of energy, which may increase the costs of the Company’s operations. Other factors which may impact the Company’s profitability include demand for Bitcoin and other cryptocurrencies, insurance and other operating costs, and damage incurred as a result of extreme weather events. New environmental laws, regulations or industry standards may be adopted with little or no notice to the Company, and impose significant operational restrictions and compliance requirements on our operations. The cost of compliance with changes in government regulations has the potential to reduce the profitability of the Company’s operations or cause delays in the development of new Mining projects.

Third Party Supplier Risks

The Company enters into contracts with a limited number of third party suppliers to procure mining hardware. If any of those suppliers is unable to or otherwise does not fulfill (or does not fulfill in a timely manner) its obligations to the Company for any reason (including, but not limited to, bankruptcy, computer or other technological interruptions or failures, personnel loss, negative regulatory actions, or acts of God) or engages in fraud or other misconduct during the course of such relationship, the Company may need to seek alternative third party suppliers, or discontinue certain products or programs in their entirety. In addition, the Company may in the future be held directly or indirectly responsible, or be otherwise subject to liability, for actions or omissions of third parties undertaken in connection with the Company’s arrangement with such third parties. Any such responsibility or liability in the future may have a material adverse effect on the Company’s business and financial results.

Potential of Bitfarms Being Classified as a Passive Foreign Investment Company

Generally, if for any taxable year 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The Company does not believe it was a PFIC for 2021. However, PFIC status is determined annually, and whether the Company will be a PFIC for the current or any future taxable year is uncertain. Moreover, the Company is not committing to determine whether it is or is not a PFIC on an annual basis. If the Company is characterized as a PFIC, United States holders of Bitfarms Shares may suffer adverse tax consequences, including the treatment of gains realized on the sale of Bitfarms Shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on Bitfarms Shares by individuals who are United States holders, and the addition of interest charges to the tax on such gains and certain distributions. A United States shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. The Company does not intend to provide the information necessary for United States shareholders to make a QEF election if the Company is classified as a PFIC for any year.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Related Party Transactions

During the three and twelve month period ended December 31, 2021, the Company had the following transactions with related parties:

1.	Bitfarms made rent payments totaling approximately $0.1 million and $0.5 million for the three and twelve month periods ended December 31, 2021, respectively, (three and twelve months ended December 31, 2020: $0.1 million and $0.4 million, respectively) to companies controlled by certain directors.

2.	Bitfarms entered into consulting agreements with two of the directors. The consulting fees charged by directors totaled approximately $0.2 million and $0.6 million for the three and twelve month periods ended December 31, 2021, respectively (three and twelve months ended December 31, 2020: $0.1 million and $0.4 million, respectively).

The transactions listed above were incurred in the normal course of operations.

Recent and Subsequent Events

At-The-Market Equity Program

During the period from January 1, 2022, to March 28, 2022, the Company issued 6,445,709 common shares in exchange for gross proceeds of $25.6 million at an average share price of approximately 3.97 USD. The Company received net proceeds of $24.8 million after paying commissions of $0.8 million to the Company’s agent.

Purchase of Digital Assets

On January 6, 2022, the Company purchased 1,000 BTC for $43.2 million.

Equipment Financing

On February 24, 2022, the Company entered into a $32 million equipment financing agreement with BlockFi Lending LLC. This loan bears interest at 14.5% for a period of 2 years and is secured by 6,100 Bitmain S19j Pros. The loan will be repaid with average monthly payments of $1.5 million.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Significant Accounting Estimates

The preparation of the Company’s audited consolidated financial statements for the years ended December 31, 2021 requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The audited consolidated financial statements include estimates that, by their nature, are uncertain. Key areas of estimation uncertainty include those relating to revenue recognition (Note 3a and Note 8), determination of lease term of contracts with renewal options (Note 3a and Note 15), impairment of non-financial assets (Note 3b and Note 9d), reversal of impairment of non-financial assets (Note 3b and Note 9b), goodwill (Note 3b and Note 4) and effective interest rates of long-term debt (Note 3b and Note 14). The impacts of such estimates are pervasive throughout the audited consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Caution Regarding Forward-Looking Statements

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	Bitcoin Halving event;

●	COVID 19 pandemic;

●	Counterparty risk;

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

●	the availability of financing opportunities and risks associated with economic conditions, including Bitcoin price and Bitcoin network difficulty;

●	the speculative and competitive nature of the technology sector;

●	dependency in continued growth in blockchain and cryptocurrency usage;

●	limited operating history and share price fluctuations;

●	cybersecurity threats and hacking;

●	controlling shareholder risk;

●	risk related to technological obsolescence and difficulty in obtaining hardware;

●	economic dependence on regulated terms of service and electricity rates

●	increases in commodity prices or reductions in the availability of such commodities could adversely impact our results of operations;

●	permits and licenses;

●	server failures;

●	global financial conditions;

●	tax consequences;

●	environmental regulations and liability;

●	erroneous transactions and human error;

●	facility developments;

●	non-availability of insurance;

●	loss of key employees;

●	lawsuits and other legal proceedings and challenges;

●	conflict of interests with directors and management;

●	political and regulatory risk;

●	adoption of ESG practices and the impacts of climate change;

●	third party supplier risks; and

●	other factors beyond the Company’s control.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. For a complete list of factors that could affect the Company, please refer to the risk factors contained in the section “Risk Factors” of the Annual Information Form of the Company dated March 28, 2022. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Caution Regarding Non-IFRS Financial Performance Measures

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS.  They are therefore unlikely to be comparable to similar measures presented by other companies.  The Company uses non-IFRS measures including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross mining profit,” and “Gross mining margin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

EBITDA and EBITDA margin are common measures used to assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets. Adjusted EBITDA and Adjusted EBITDA margin are measures used to assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses. Gross mining profit and Gross mining margin are measures used to assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining. Management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period and to prepare annual operating budgets.

“EBITDA” is defined as net income (loss) before: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization. “EBITDA margin” is defined as the percentage obtained when dividing EBITDA by Revenues. “Adjusted EBITDA” is defined as EBITDA adjusted to exclude: (i) share-based compensation; (ii) non-cash finance expenses; (iii) asset impairment charges; (iv) revaluation gains or losses on digital assets and (v) other non-cash expenses. “Adjusted EBITDA margin” is defined as the percentage obtained when dividing Adjusted EBITDA by Mining related Revenues. “Gross mining profit” is defined as Gross Profit before: (i) non-mining revenues; (ii) depreciation and amortization; (iii) purchase of electrical components and other expenses; and (iv) electrician salaries and payroll taxes. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Mining related revenues.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

Internal Controls

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As of December 31, 2021, the Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of its disclosure controls and procedures, as defined under the Canadian securities regulatory authorities, and have concluded that the Company’s disclosure controls and procedures are effective.

Internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Company’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Management assessed the effectiveness of internal control over financial reporting, using the Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and based on that assessment concluded that internal control over financial reporting was effective as at December 31, 2021.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting during the year ended December 31, 2021.

Additional Information

Additional information and other publicly filed documents relating to the Company are available through the internet on SEDAR at www.sedar.com.

Glossary of Terms

ASIC: ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm, as well as other machines used in the Mining of Litecoin which use the Scrypt algorithm.

Bitcoin: Bitcoin is a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. Bitcoin is created when the Bitcoin network issues Block Rewards through the Mining process.

Block Reward: A Bitcoin block reward refers to the new bitcoin that are awarded by the Blockchain network to eligible cryptocurrency miners for each block they successfully mine. The current block reward is 6.25 Bitcoin per block.

Blockchain: A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.

Exahash: One quintillion (1,000,000,000,000,000,000) hashes per second or one million Terahash

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2021

Hash: A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.

Hashrate: Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.

Megawatt: A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.

Miners: ASICs used by the Company to perform Mining.

Mining: Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the Bitcoin Blockchain. As a reward for their services, Bitcoin Miners collect transaction fees for the transactions they confirm, along with newly created Bitcoin as Block Rewards.

Mining Pool: A Mining pool is a group of cryptocurrency miners who pool their computational resources, or Hashrate, in order to increase the probability of finding a block on the Bitcoin Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.

Network Difficulty: Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. The Bitcoin network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin Mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.

Network Hashrate: Network Hashrate refers to the total global Hashrate (and related computing power) used in Mining for a given cryptocurrency.

Petahash: One quadrillion (1,000,000,000,000,000) hashes per second or one thousand Terahash

SHA-256: SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the Bitcoin network to validate transactions on the Bitcoin Blockchain

Terahash: One trillion (1,000,000,000,000) hashes per second.